December 23, 2019
Via E-mail

Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606

       Re:     Wright Medical Group N.V.
               Schedule TO-T
               Filed December 13, 2019
               File No. 005-86024

Dear Mr. Witzel:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in Offer to Purchase for Cash attached as Exhibit (a)(1)(A) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A)

Cover Page

1. While Purchaser may amend the minimum condition at any time during the initial offering period, changing it requires that Purchaser amend the offer materials, disseminate information about the change, and ensure that sufficient time remains in the initial offering period for Wright shareholders to receive and react to the new information. Additionally,
   Purchaser may be required to disseminate revised disclosure explaining the effect of any change to the ownership percentage that Purchaser and Stryker may own after the offer. For example, in certain non-U.S. jurisdictions, where a bidder cannot eliminate remaining target shareholders simply by acquiring a majority of the target's shares, lowering the minimum condition may require an explanation of the effect on a bidder's ability to integrate the target
 Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
December 23, 2019
Page 2

   company after the offer. Please revise the disclosure to affirm that Purchaser will provide shareholders with additional disclosure after any change in the minimum condition and ensure that the offer remains open for an adequate time to allow shareholders to react to that new disclosure.

2. Explain the phrase "subsequent EGM" and clarify the circumstances pursuant to which
   Wright may hold such a meeting. Discuss any impact a subsequent EGM would have on
   Purchaser providing a subsequent offering period.

3. The Purchase Agreement provides that Purchaser will accept all shares validly tendered for payment within two business days following the Expiration Time, and will pay for the shares within two business days following the Acceptance Time. Provide us with your analysis as to how this complies with the prompt payment requirement in Rule 14e-1(c).

Acceptance for Payment and Payment for Shares, page 9

4. You state that determinations by Purchaser as to questions of validity, form, eligibility, and acceptance for payment of any tenders will be "final and binding" upon the tendering party.
   Please revise to clarify that tendering shareholders may challenge Purchaser's determinations in a court of competent jurisdiction.

Source and Amount of Funds, page 22

5. Specify the portion of funds that are expected to come from bank or other debt financings.
   Disclose the parties to the arrangements, the applicable interest rates, and any other material terms of the arrangements. Refer to Item 1007(d) of Regulation M-A.

Termination of the Purchase Agreement, page 43

6. The disclosure in this section indicates that under certain circumstances, the Purchase
   Agreement may be terminated following the expiration date but prior to acceptance. In your response letter, please advise us as to the parties' understanding regarding Purchaser's obligation to consummate the offer following termination of the Purchase Agreement assuming all offer conditions have been satisfied or waived.

The Purchase Agreement; Other Agreements
Governing Law, Jurisdiction, page 45

7. In your response letter, tell us whether this choice of forum provision is intended to apply to or limit claims brought by Wright shareholders, and if so, provide the basis for that assertion.
   To the extent you intend for this choice of forum provision to apply to shareholders, clarify whether the provision applies to claims brought under the Securities Act or Exchange Act.
 Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
December 23, 2019
Page 3

Purpose of the Offer; Plans for Wright, page 45

8. Your disclosure indicates that if the Governance Resolutions are approved, record ownership of shares can only be transferred pursuant to a notarial deed executed before a Dutch notary, which will include various administrative formalities and require shareholders to incur costs for Dutch notarial fees upon transfer. Please advise us as to whether, pursuant to the proposed amendment of Wright's articles of association at the EGM, these transfer restrictions could take effect during the pendency of the tender offer or subsequent offer period. To the extent that is the case, tell us how this process complies with the prompt payment requirement in Rule 14e-1(c) and the best-price requirement in Rule 14d-10. You should also disclose how long the process is expected to take and quantify the costs to shareholders.

Post-Offer Reorganization, page 46

9. In your response letter, please provide us with an analysis as to whether Exchange Act Rule
   13e-3 will apply to any second-step squeeze out transaction following consummation of the offer.

Certain Conditions of the Offer, page 51

10. Refer to the condition set forth in the last bullet point on page 52: " the Purchase Agreement has not been terminated pursuant to its terms." To the extent a bidder reserves the right to assert an offer condition based upon its own action or inaction, the tender offer could be viewed as illusory and thus in contravention of Section 14(e). Please revise to make clear that all Offer conditions must be outside the control of the bidder.

11. Please clarify whether the aforementioned condition is solely for the benefit of Stryker and
    Purchaser, as your disclosure in the last paragraph of page 52 appears to conflict with the first full paragraph on page 53 in that respect. Also clarify whether the condition is subject to waiver by Stryker or Purchaser.

12. Your disclosure indicates that Purchaser will not be deemed to have waived its rights relating to the satisfaction or waiver of the conditions to the extent Purchaser fails to exercise such rights at a given time. This suggests that Purchaser may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent Purchaser becomes aware of any offer condition becoming operative in a way that would enable Purchaser to terminate the offer or cancel the obligation to accept tenders, and
    Purchaser elects to proceed with the offer anyway, we view that decision as being a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). Please revise this section to qualify the referenced disclosure by affirming Purchaser's understanding of its obligation to disclose material changes.
 Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
December 23, 2019
Page 4

Miscellaneous, page 55

13. Refer to the statement, "The Offer is not being made to (nor will tenders be accepted from or on behalf of) Wright shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction." While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all target security holders, wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19,
2008).
    Please revise your disclosure here accordingly.

                                              *   *   *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions